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                             February 17, 2023

       Guo-Liang Yu
       Chief Executive Officer
       Apollomics Inc.
       989 E. Hillsdale Blvd., Suite 220
       Foster City, CA 94404

                                                        Re: Apollomics Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed February 10,
2023
                                                            File No. 333-268525

       Dear Guo-Liang Yu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus
       Subscription Agreements, page 36

   1. We note that certain accredited investors have entered into subscription agreements to purchase Apollomics
Class B Ordinary Shares and Apollomics Series A Preferred Shares
                                                        in connection with the
business combination. Please further highlight the material
                                                        differences in the
terms and price of securities issued at the time of the IPO as compared to private placements
contemplated at the time of the business combination. Please also disclose if any of
Maxpro's sponsors, directors, officers or their affiliates will participate in this
private placement.
 Guo-Liang Yu
FirstName
ApollomicsLastNameGuo-Liang Yu
           Inc.
Comapany17,
February  NameApollomics
            2023         Inc.
February
Page 2 17, 2023 Page 2
FirstName LastName
       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Daniel Nussen, Esq.